

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

October 26, 2017

By E-Mail

Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

>   **Re: Deckers Outdoor Corporation**
>   **Revised Preliminary Proxy Statement filed by Marcato International Master**
>   **Fund, LTD., et. al.**
>   **Filed on October 23, 2017**
>   **File No. 001-36436**

Dear Mr. Brand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Revised Preliminary Proxy Statement

1.   We note your response to prior comment 1. Please revise your disclosure to clarify the meaning of "meaningful stockholder representation" as set forth in your response.

2.   Please provide support for your statement that "[f]rom January 1, 2011 through intraday February 8, 2017 … the Company had a total stockholder return … of negative 44%, compared to the performance of the S&P 500 Apparel, Accessories & Luxury index, which was flat during the same period and an index of Deckers' current proxy peers, which returned 58% during the same period. Please revise your disclosure to explain your basis for choosing the S&P 500 Apparel, Accessories & Luxury index as a benchmark for the company's results and also specify the meaning of "index of Deckers' peers" and the basis by which you determined the membership of such peer group.

Background of the Solicitation, page 8

3.   Please provide support for the assertion in your letter dated October 3, 2017 and disclosed on page 15 that if the board fails to approve your nominees it would constitute a breach of the board's duty of loyalty under Delaware law.

4.   Please revise your disclosure to provide support for the statement in your October 3, 2017 letter that there could be <u>no scenario</u> in which the board could reasonably determine that your nominees present a substantial risk to the company.

5.   Please provide support for the assertion on page 19 and in your Delaware complaint that the board knowingly caused the company to file with the SEC a preliminary proxy statement containing false and misleading statements and material omissions regarding the change in control provisions in the company's compensation arrangements and the company's second amended and restated credit agreement.

Exhibit 99.1 to Schedule 13D/A filed on October 23, 2017.

6.   Please provide support for the assertion in Paragraph 2 that the "current stock price is a reflection of the market's lack of confidence in the Company's leadership, failed decision making, and lack of strategic direction."

7.   Please provide support for the assertion in Paragraph 6, "<u>In violation of Delaware law</u>, the Company claims that the Board lacks discretion under the Credit Agreement to disable the provision in advance of the election of a dissident slate." (emphasis added)

8.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- ". . . the Director Defendants have engaged in defensive maneuvering calculated to entrench themselves at the expense of the stockholder franchise." (Paragraph 4)

- "On a call with Marcato on October 2, 2017, Defendant Gibbons warned that the Company did not want to engage in a contested election during the winter shopping season, historically the Company's most active and critical sales period. This 'problem,' of course, was created by the Board's decision to schedule the Annual Meeting in the heart of that season — <u>a decision that may have been made to provide the Board with a potential basis, should it prove tactically useful, to further delay the meeting if necessary to avoid defeat in a contested election.</u>" (emphasis added; paragraph 78)

- "The only apparent motivation behind the Director Defendants' refusal to approve the Marcato Nominees is to help them maintain their grip on office." (Paragraph 96)

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions